UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

SCHEDULE 13D
INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 3)*

ADEONA PHARMACEUTICALS, INC.
 (NAME OF ISSUER)

COMMON STOCK, $.001 PAR VALUE PER SHARE
 (TITLE OF CLASS OF SECURITIES)

00685T108
 (CUSIP NUMBER)

HANK GRACIN, ESQ.
LEHMAN & EILEN LLP
MISSION BAY OFFICE PLAZA
SUITE 300
20283 STATE ROAD 7
BOCA RATON, FL 33498
(561) 237-0804
(NAME, ADDRESS, TELEPHONE NUMBER OF PERSON AUTHORIZED
TO RECEIVE NOTICES AND COMMUNICATION)

October 17, 2008
(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the Acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d(g), check the following box: / /

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 00685T108

1.   NAME OF  REPORTING  PERSON,  I.R.S.  IDENTIFICATION  NO.  OF ABOVE  PERSON:  Nicholas Stergis

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:
     (a) /     /
     (b) / X /

3.   SEC USE ONLY

4.   SOURCE OF FUNDS: PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED  PURSUANT TO ITEM 2(D) OR 2(E): / /

6.   CITIZENSHIP OR PLACE OF ORGANIZATION: United States

7. SOLE VOTING POWER:	215,278 shares*
8. SHARED VOTING POWER:	1,709,361 shares**
9. SOLE DISPOSITIVE POWER:	215,278 shares*
10. SHARED DISPOSITIVE POWER	1,709,361 shares**
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:	1,924,639 shares
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:* / /
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	8.99%***
14. TYPE OF REPORTING PERSON*:	IN

*	Represents 215,278 shares issuable upon the exercise of presently exercisable options held solely in Mr. Stergis’s name. This excludes 584,722 stock options that are not presently exercisable that are held solely in Mr. Stergis’s name.
**	Consists of 1,355,292 shares of common stock and 354,069 warrants to purchase shares of common stock held as tenants by the entirety with Mr. Stergis’s wife, Jennifer Stergis.
***	Based upon an aggregate of 20,838,528 shares of common stock outstanding as of October 17, 2008.

CUSIP NO. 00685T108

1.   NAME OF  REPORTING  PERSON,  I.R.S.  IDENTIFICATION  NO.  OF ABOVE  PERSON:  Jennifer Stergis

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:
     (a) / /
     (b) /X/

3.   SEC USE ONLY

4.   SOURCE OF FUNDS: N/A

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED  PURSUANT TO ITEM
     2(D) OR 2(E): / /

6.   CITIZENSHIP OR PLACE OF ORGANIZATION: United States

7. SOLE VOTING POWER:	0 shares
8. SHARED VOTING POWER:	1,709,361 shares*
9. SOLE DISPOSITIVE POWER:	0 shares
10. SHARED DISPOSITIVE POWER	1,709,361 shares*
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:	1,709,361 shares*
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:* / /
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	8.07**
14. TYPE OF REPORTING PERSON*:	IN

*	Consists of 1,355,292 shares of common stock and 354,069 warrants to purchase shares of common stock held as tenants by the entirety with Mr. Stergis’s wife, Jennifer Stergis.
**	Based upon an aggregate of 20,838,528 shares of common stock outstanding as of October 17, 2008.

CUSIP NO. 00685T108

This Amendment No. 3 is being filed by Mr. and Mrs. Stergis as tenants by the entirety. Mr. Stergis filed an original Schedule 13D dated November 17, 2006, Amendment No. 1 dated March 9, 2007 and Amendment No. 2 dated July 14, 2008.

Item 1.  Security and Issuer.

         This Statement on Schedule 13D relates to the common shares, $.001 par value (the "Common Shares"), of Adeona Pharmaceuticals, Inc., a Delaware corporation, with principal executive offices located at 3930 Varsity Drive, Ann Arbor, MI 48108 (the "Issuer").

Item 2.  Identity and Background.

         (a) This Schedule 13D is being filed jointly on behalf of Nicholas Stergis and Jennifer Stergis as tenants by the entirety.

             Mr.  and Mrs. Stergis are filing this statement pursuant to Rule 13d-1(a) under the Exchange Act of 1934, as amended.  By the signature on this Statement, Mr. and Mrs. Stergis agree that this Statement is filed on their behalf.

         (b) The principal business address of Mr. Stergis is c/o Adeona Pharmaceuticals, 3930 Varsity Drive, Ann Arbor, MI 48108. The principal business address of Mrs. Stergis is c/o Coldwell Banker, 1500 San Remo, Coral Gables, Florida 33146.

          (c)  Mr.  Stergis's present occupation is Chief Executive Officer of Adeona Pharmaceuticals, Inc. Mrs. Stergis’s present occupation is a real estate agent.

         (d) During the last five years, Mr. and Mrs. Stergis have not been convicted in a criminal proceeding.

         (e) During the last five years, neither Mr. nor Mrs. Stergis have been a party to a civil proceeding of a judicial or administrative body of competent  jurisdiction and as a result of such  proceeding  was or is subject to a judgment,  decree or final order enjoining future violations or, prohibiting or mandating  activities subject  to,  United  States  Federal or State  securities  laws or finding  any violation with respect to such laws.

          (f) Mr. and Mrs. Stergis are both citizens of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

         Effective October 31, 2006, Pipex Therapeutics, Inc., a Delaware corporation, became a wholly owned subsidiary of the Issuer, when it merged with and into Pipex Therapeutics Acquisition Corp., a wholly owned subsidiary of the Issuer. At the effective time of the merger, every share of Pipex Therapeutics Inc.'s issued and outstanding common shares were cancelled and

CUSIP NO. 00685T108

converted into one common share of the Issuer. As a result, Mr. Stergis acquired 1,355,292 of the Issuer's common shares. All of these shares were initially acquired from Pipex Therapeutics, Inc. in exchange for a cash investment.

In October and November 2006, the Issuer completed a private placement with Accredited Equities Inc. (“AEI”) as its placement agent. In connection with this private placement, Mr. Stergis received 346,418 warrants to purchase 364,418 shares of the Issuer’s common stock at $2.22 per share in his capacity as the Managing Director of AEI.

  Mr. Stergis received on January 7, 2007 7,651 warrants to purchase 7,651 shares of the Issuer’s common stock at an exercise price of $3.30 in exchange for previously issued warrants to purchase common stock shares of Effective Pharmaceuticals, Inc. (“EPI”) in connection with the Issuer’s acquisition of EPI.

      Mr. Stergis was awarded by the Issuer’s Board of Directors on July 8, 2008 800,000 stock options to purchase 800,000 shares of the Issuer’s common stock at an exercise price of $.72. One-quarter of these options vested on the date of grant. The remainder will vest quarterly in equal increments over the next three years. These options will also vest in full should the Issuer be acquired.

Item 4.  Purpose of the Transaction.

     Mr.  Stergis purchased all of the common shares for investment purposes. He is now amending his Schedule 13D to report that he now holds the securities as tenants by the entirety with his wife, Jennifer Stergis.  Mr.Stergis  may  acquire  additional  common  shares of the  Issuer  or  securities convertible  into  common  shares of the  Issuer,  or may  dispose  of the same, through market transactions or otherwise.

     Mr.  Stergis does not have any current  definite  plans or proposals  which would relate to or result in:

         (a) the  acquisition  or  disposition of securities of the Issuer other than as herein disclosed;

         (b) an   extraordinary   corporate   transaction  such  as  a  merger; reorganization or liquidation involving the Issuer or any of its subsidiaries;

         (c) a sale or transfer of a material  amount of assets of the Issuer or any of its subsidiaries;

         (d) any changes in the present  board of directors or management of the Issuer;

         (e) any  material  change in the  present  capitalization  or  dividend policy of the Issuer;

         (f)  any other material change in the issuer’s business or corporate structure;

CUSIP NO. 00685T108

         (g) any change in the Issuer's  charter or by-laws which may impede the acquisition of control of the Issuer by any person;

         (h) causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Sectiono 12(g))(4) of the Act; or

          (j) any action similar to any of those enumerated above.

     Mr.  Stergis,  however,  in his  capacity  as Chief Executive Officer  of  the  Issuer, consistently  evaluates  potential  merger  candidates and capital  raising transactions on behalf of the Issuer.

Item 5.  Interest in Securities of the Issuer.

     The only interest in the securities of the Issuer which Mr. and Mrs. Stergis holds are the interests which have been described above in Item 3.

     As of the date hereof, the Issuer has 20,838,528 common shares issued and outstanding.

     Mr. Stergis has shared voting power and shared dispositive power over 1,709,361 common shares of the Issuer and sole voting power and dispositive power over 215,278 shares of the Issuer.  As a result, Mr.  Stergis beneficially owns approximately 8.99% of the Issuer's outstanding common shares.

     Mrs. Stergis has shared voting and shared dispositive power over 1, 709, 361 common shares of the Issuer. As a result, Mrs. Stergis beneficially owns approximately 8.07% of the Issuer’s outstanding common shares.

         The following transactions  in the Issuer's common stock have been effected during the past 60 days by Mr. and/or Mrs. Stergis:

         None.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         There are no written contracts, arrangements, understandings or relationships other than the attached Joint Filing Agreement with respect to the securities of the Issuer to which Mr. or Mrs. Stergis are a party. Mr. and Mrs. Stergis are  husband and wife and hold the securities of the Issuer as joint tenants by entirety.

Item 7.  Material to be Filed as Exhibits

         The following document is filed as an exhibit:

         1. Joint Filing Agreement

CUSIP NO. 00685T108

Signatures

         After due inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: As of October 27,  2008

/s/ Nicholas Stergis
------------------------------
Nicholas Stergis

/s/ Jennifer Stergis
------------------------------
Jennifer Stergis